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SEC FILE NUMBER

SEC Mail Processing

APR 17 2024

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Jordan Knauff & Company

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 South Wacker Dr, Ste. 850
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Cook Jordan	312-925-9123	cj@jordanknauff.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Murphy, Brian Adeptus Partners LLC
(Name – if individual, state last, first, and middle name)

733 Route 35 N, Suite A	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G. Cook Jordan, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Jordan Knauff & Company, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Principal

[signature]
Notary Public

OFFICIAL SEAL
DAVID KAKAREKA
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 06/23/2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JORDAN, KNAUFF & COMPANY

(A LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2023

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
YEAR ENDED DECEMBER 31, 2023

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial statements:	
Statement of financial condition	2
Statement of operations	3
Statement of changes in members' capital (deficit)	4
Statement of changes in liabilities subordinated to claims of general creditors	5
Statement of cash flows	6
Notes to financial statements	7-12
Supplementary information:	
Schedule 1 - Computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934	13
Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption	14
Exemption Report	15

Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Jordan, Knauff & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jordan, Knauff & Company as of December 31, 2023 the related statements of operations, changes in members' capital (deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Jordan, Knauff & Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Jordan, Knauff & Company's management. Our responsibility is to express an opinion on Jordan, Knauff & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Jordan, Knauff & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of Jordan, Knauff & Company's financial statements. The supplemental information is the responsibility of Jordan, Knauff & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and Schedule II, Computation for Determination of Reserve Requirements relating to Possession and Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adeptus Partners, LLC

Adeptus Partners, LLC

We have served as Jordan, Knauff & Company's auditor since 2021.
Ocean, NJ
April 15, 2024

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS	
Cash	**$ 242,426**
Accounts receivable	**22,500**
Furniture, equipment, and leasehold improvements	
(net of accumulated depreciation of $7,794)	**1,385**
Prepaid expenses and other assets	**13,602**
Due from member	**10,383**
Total assets	**$ 290,296**
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities	
Accounts payable and accrued expenses	**$ 177,423**
Total liabilities	**177,423**
MEMBERS' CAPITAL	**112,873**
Total liabilities and members' capital	**$ 290,296**

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2023

Revenue:	
Investment banking fees:	
Advisory fees	$ 241,786
Success fees	110,298
Expense reimbursement	79,655
Interest	140
Total revenue	431,879
Operating expenses:	
Salaries	272,941
Payroll taxes	23,649
Accounting fees	123,821
Depreciation	2,802
Consulting	77,730
Dues and subscriptions	28,365
Guaranteed payments to member	210,000
Insurance - other	7,869
Legal and professional	56,274
Marketing and advertising	38,394
Medical insurance	44,015
Occupancy	105,610
Office supplies	15,737
Outsourced administration	45,150
Telecommunications	11,646
Travel and entertainment	69,131
Miscellaneous	31,591
Total operating expenses	1,164,725
Operating loss	(732,846)
Other income/(expense):	
Interest expense	(48,504)
Net loss	$ (781,350)

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBERS' CAPITAL (DEFICIT)
YEAR ENDED DECEMBER 31, 2023

Members' capital (deficit):	
Balance, beginning of year	$ 26,190
Capital contribution	440,000
Conversion of subordinated borrowings to capital	400,000
Conversion of interest expense to capital	28,033
Net loss	(781,350)
Balance, end of year	**$ 112,873**

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2023

Subordinated borrowings, beginning of year	$ 200,000
Subordinated borrowings issued during the year	200,000
Subordinated borrowings converted to capital	(400,000)
Subordinated borrowings, end of year	$ -

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2023

Cash flows from operating activities:	
Net loss	$ (781,350)
Adjustments to reconcile net loss to net cash used in operating activities:	
Interest expense contributed as capital	28,033
Depreciation	2,176
(Increase) decrease in operating assets:	
Accounts receivable	2,370
Prepaid Expense and other assets	18,748
Due from member	(10,383)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	52,471
Deferred revenue	(10,000)
Other liability	(2,016)
Net cash used in operating activities	(699,951)
Cash flows from financing activities:	
Subordinated loans received	200,000
Capital contributions	440,000
Net cash provided by financing activities	640,000
Decrease in cash and cash equivalents	(59,951)
Cash and cash equivalents, beginning of year	302,377
Cash and cash equivalents, end of year	$ 242,426
Supplemental cash flow information	
Interest paid	$ 48,504
Supplemental non-cash disclosure	
Accrued interest expense contributed as capital	$ 28,033
Conversion of subordinated borrowings to capital	$ 400,000

See notes to financial statements.

1. Nature of business

Operations:

Jordan, Knauff & Company (the Company) is an Illinois limited liability company, with a perpetual operating life, formed in March 2001 for the purposes of conducting investment banking and company financing. The liability of each member is limited to their capital account balance in the Company.

The Company is focused on providing services to companies in the lower middle-market throughout the United States. This typically includes companies with revenues between $10.0 million and $150.0 million and EBITDA between $1.0 million and $15.0 million. The firm engages in four primary lines of business. The first of these is acquisition advisory, which involves assignments to help a company or a private equity firm acquire another company. The second type of engagement consists of business sale assignments, in which the firm markets a company for sale to private equity investors, strategic buyers and others. Private placement of debt and equity capital represents the firm's third line of business. Typically, private equity firms and large banks are approached with the opportunity to deploy capital in the companies represented by the Company. The fourth and final service area is a highly specialized subset of acquisition advisory, known as an Industry Development Project (IDP). Through an IDP, the Company is retained by private equity investors, capital providers or strategic buyers to source opportunities for clients to deploy capital.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(c) because its business is limited to private placement of securities and investment advisory services.

2. Significant accounting policies

Revenue recognition:

Investment banking:
Revenue from contracts with customers includes fees from investment banking service and expense reimbursement. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory services on mergers and acquisitions and capital raise transactions. Revenue for advisory arrangements is generally recognized over time for advisory arrangements in which the services are simultaneously provided by the Company and consumed by the customer based on the estimated progress of work and when revenues are not probable of significant reversal. Advisory costs are recognized as incurred, including when reimbursed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue.

As additional consideration for the advisory services noted above, the Company receives fees that vary based on specified performance measures, for example, when a customer's business is sold or a capital raise is concluded (success fees). These fees are considered variable consideration as the uncertainty is dependent on factors outside the Company's influence. In these cases, revenues are recognized at the point in time when uncertainty is resolved.

2. Significant accounting policies (continued)

Revenue recognition (continued):

Revenues recognized from contracts with customers are broken into categories that depict how the nature, amount, timing and uncertainty of revenues and cash flows are affected by economic factors. Revenues are disaggregated based on the type of services such as acquisition advisory, business sales, and private placement of debt and equity capital.

All revenue recognized during the year ended December 31, 2023 is related to contracts with customers. Receivables due from customers totaled $22,500 as of December 31, 2023.

Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts receivable:

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and reserves and writes off, as necessary, any balance deemed uncollectible through a charge to earnings and a credit to a valuation allowance. Accounts receivable at December 31, 2023 are expected to be fully collected. At December 31, 2023, the Company had receivables from two clients whose balances accounted for 100% of total accounts receivable.

2. Significant accounting policies (continued)

Property and equipment and related depreciation and amortization:

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the useful lives of the assets.

The following schedule shows the detail of fixed assets for the year ending December 31, 2023:

Property and equipment:	
Computer equipment	**$ 9,179**
	9,179
Less accumulated depreciation	**(7,794)**
Property and equipment, net	**$ 1,385**

Total depreciation expense for the year ended December 31, 2023 was $2,802.

Income taxes:

The Company is treated as a partnership for federal income tax purposes. Accordingly, the Company's earnings and losses are included in the members' personal income tax returns.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the U.S. Federal jurisdiction and various states. The Company has no uncertain tax positions as of December 31, 2023.

3. Liabilities subordinated to claims of general creditors

A new subordinated loan was issued and approved by FINRA on January 26, 2023 for $100,000 with a maturity date of January 31, 2026 and an interest rate of 12% per year. A second subordinated loan was issued and approved by FINRA on March 30, 2023 for $100,000 with a maturity date of March 31, 2026 and an interest rate of 12% per year.

All subordinated loans with a total value of $400,000 were converted to capital on August 23, 2023 under the approval of FINRA.

Accrued interest of $28,033 was contributed to capital on December 31, 2023 and is included in members' capital.

4. Office lease

The Company leased office space under an operating agreement through June 30, 2023. Starting July 1, 2023, the Company shared office space with Balmoral Advisors, LLC ("Balmoral"). The lease was in the name of Balmoral and the Company reimbursed Balmoral for its share of the lease expense. As such, the Company has elected the practical expedient for short term leases under ASU -2016-02 and therefore there is no right of use asset or liability recognized on the balance sheet as of December 31, 2023. For the year ended December 31, 2023, rent expense amounted to $105,610. See Footnote 8.

5. Net capital requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2023, the Company had net capital of $65,003, which was $53,175 in excess of its required net capital of $11,828. The Company's net capital ratio was 273%.

6. Concentration of credit risk

The Company maintains cash in a bank account which, at times, may exceed federally-insured limits. Management believes that the Company is not exposed to any significant credit risk on cash.

7. Employee retirement plan

The Company maintains a 401(k)/profit-sharing plan covering all employees and members who meet eligibility requirements. The plan allows employees and members to make voluntary contributions within stated limits set by the plan for which maximum amounts are subject to Internal Revenue Service statutory limitations. The plan provides for discretionary matching and discretionary profit-sharing contributions. There were no discretionary matching or discretionary profit-sharing contributions approved for the year ended December 31, 2023.

8. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2023, the financial statement date, through April 15, 2024, the date the financial statements were available to be issued. The following subsequent event was identified.

On January 30, 2024, Balmoral Advisors, LLC and the Company announced a strategic alliance. An important aspect of this combination involves the integration of staff and resource sharing. Accordingly, to facilitate resource pooling and to ensure that clients have efficient access to the combined expertise of both organizations, the two firms have merged offices into one location in Chicago, IL starting on July 1, 2023. The professionals at Balmoral and JKC will maintain their securities registrations under JKC's broker/dealer license with FINRA.